Exhibit 3.1

Amended and Restated Certificate of Formation

OF

OCM HOLDCO, LLC

December 1, 2005

This Amended and Restated Certificate of Formation of OCM HoldCo, LLC (the “Company”) amends and restates the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on July 22, 2005.  This Amended and Restated Certificate of Formation has been duly executed by the Managers of the Company and is being filed in accordance with Section 18-208 of the Delaware Limited Liability Company Act.

1.               The name of the limited liability company formed hereby is OCM HoldCo, LLC.

2.               The address of the Company’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, 19808, County of New Castle.  The name of its registered agent at such address is Corporation Service Company.

3.               The character and general nature of the business to be conducted by the Company is 1) to participate in the operation and management of one or more companies that hold direct or indirect interests in gaming casinos or operations which are on or within the premises known as the Cannery Hotel and Casino, the Rampart Casino and the Nevada Palace, all of which are located in the City of Las Vegas in the State of Nevada and 2) to participate in the operation and management of one or more companies that hold direct or indirect interests in operations, including gaming operations,  which are on or within the premises known as The Meadows racetrack, located in North Strabane Township, Pennsylvania and five off-track betting locations in Pennsylvania.

4.               In accordance with the requirements of the Pennsylvania Race Horse Industry Reform Act (the “RHIRA”), each Member is hereby advised of the following:

(a)   all Membership Interests are held and transferable only subject to the provisions of Section 210 of the RHIRA (4 P.S. §325.210);

(b)   the person whose name is indicated as the owner of such Membership Interests is the sole and absolute owner, and that such person is not holding such Membership Interests or any portion of such Membership Interests in trust for any person, partnership, firm or corporation who or which is prohibited from owning such Membership Interests by the RHIRA;

(c)   any Member, upon written demand of the Company, shall be required to sell such Member’s Membership Interests to the Company at a price to be fixed in the manner provided by Section 204(d) and Section 209(f) of the RHIRA (4 P.S. §325.204(d) and 4 P.S. §325.209(f), respectively); provided, that such demand is made pursuant to written direction of the Pennsylvania State Harness Racing Commission and from and after the date of the making of the demand, such Member is prohibited from transferring any such Membership Interests except to the Company;

(d)   the Company shall, within ten (10) days after any transfer of Membership Interests comprising an interest of five percent (5%) or more in the Company, notify the Pennsylvania State Harness Racing Commission of such transfer.

IN WITNESS WHEREOF, the undersigned have executed this Amended and Restated Certificate of Formation of the Company in one or more counterparts, effective as of the date first written above.

By:	/s/ Stephen A. Kaplan
	Name:	Stephen A. Kaplan
	Title:	Manager

By:	/s/ Ronald N. Beck
	Name:	Ronald N. Beck
	Title:	Manager